Mail Stop 4561

August 29, 2008

Robert V. LaPenta
President and Chief Executive Officer
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

      Re: L-1 Identity Solutions, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              File No. 001-33002

Dear Mr. LaPenta:

      We have reviewed the above referenced filing and have the following comments. Please note that our review has been limited in scope. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

1.   We note your request for confidential treatment of the names of your significant customers. Please be advised that a request for confidential treatment of customers accounting for 10% or more of your revenues is inappropriate and that this information must be disclosed under Item 101(c)(1)(vii) of Regulation S-K, absent unusual circumstances. Please tell us how you have complied with this requirement. Alternatively, please tell us what rule you are relying upon that exempts you from the disclosure requirements of Regulation S-K.

Exhibits

2.   In addition, you disclose that the significant customers – two U.S. federal government agencies – accounted for 26% of the company's revenues for the year ended December 31, 2007. We note that you have not filed as exhibits to the registration statement any agreements with these government agencies. Please tell us what portion of the revenues for the year ended December 31, 2007 was attributable to each entity. Please provide us with an analysis as to why you have determined that your agreements with these significant customers are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

3.   We note your disclosure that you rely on limited or sole source suppliers for certain products and components and that any delays or constraints in supplies could adversely affect your business operations. To the extent you are materially dependent on limited and single source suppliers, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Certifications, Exhibits 31.1 and 31.2

4.   In future filings, please ensure that the certifications by the chief executive and chief financial officers are set forth exactly as they appear in Item 601(b)(31) of Regulation S-K. We note, among other variations, that paragraph 4 of your certification refers to internal control over "financing" reporting.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008

Certain Relationships and Related Transactions, page 47

5.   You disclose that the company entered into an employee arrangement with Mr. Robert LaPenta, Jr., the son of the company's Chief Executive Officer, to serve as Vice President, M&A/Corporate Development. In future filings, please disclose the amount of compensation Mr. LaPenta, Jr. receives in his position as Vice President.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3457. If, thereafter, you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney